     BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$34,453	$30,773
Accounts receivable	10,187	5,754
Marketable securities
(Market value - $12.5 million; December 31, 2003 - $12.1 million)	3,554	3,567
Inventories	15,227	14,932
Other	6,675	4,845
	70,096	59,871

Investments	5,631	2,706
Property, plant and equipment	355,861	290,822
Goodwill	27,344	27,344
Unrealized fair value of derivatives	7,095	20,792
Deferred losses	1,909	3,965
Other assets	23,869	14,206
	$491,805	$419,706

LIABILITIES
Current
Accounts payable	$28,830	$23,292
Current portion of long-term debt	33,652	45,864
	62,482	69,156

Unrealized fair value of derivatives	39,795	48,382
Long-term debt (Notes 6 and 9)	94,725	7,084
Future income tax liabilities	2,132	2,098
Asset retirement obligations	16,488	15,380
Other liabilities	3,005	3,465
Non-controlling interest	942	830
	219,569	146,395

SHAREHOLDERS' EQUITY
Capital stock
Issued - 362,912,258 common shares (December 31, 2003 -
355,688,190)	450,957	441,309
Share subscription received	990	-
Value assigned to share purchase warrants and stock options	18,238	14,814
Convertible debt (Note 6)	19,829	-
Deficit	(217,778)	(182,812)
	272,236	273,311
	$491,805	$419,706

Subsequent events (Note 10)
Approved by the Directors
"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	ThirdQuarter		NineMonths
	2004	2003	2004	2003
		(Restated)		(Restated)
GOLD REVENUE	$24,852	$23,997	$65,688	$60,101

EXPENSES
Operating costs	22,093	16,844	61,514	46,818
Depreciation and depletion	4,842	4,831	13,321	12,295
Other	2,476	971	4,567	2,044
	29,411	22,646	79,402	61,157

OPERATING EARNINGS (LOSS)	(4,559)	1,351	(13,714)	(1,056)

OTHER EXPENSES (INCOME)
General and administrative	1,629	1,923	6,898	5,688
Interest and financing costs (Note 6)	3,103	1,567	7,506	4,553
General exploration	308	38	678	203
Stock-based compensation (Note 8)	763	157	3,795	1,959
Foreign exchange loss (gains)	12	1,584	1,221	416
Other	31	197	1,485	48
	5,846	5,466	21,583	12,867

LOSS BEFORE THE UNDERNOTED ITEMS	10,405	4,115	35,297	13,923

Write-down of Yarnell mineral property (Note 7)	-	-	8,527	-
Realized derivative (gains)	(14,393)	(1,614)	(15,965)	(2,190)
Unrealized derivative losses (gains)	25,478	13,686	6,747	(6,013)
Equity in losses of associated companies	52	46	232	53
Investment losses (gains)	1	105	(398)	99

LOSS BEFORE INCOME TAXES	21,543	16,338	34,440	5,872

Current income taxes	7	565	492	809
Future income taxes (recovery)	-	(2,623)	34	3,743

LOSS FOR THE PERIOD	$21,550	$14,280	$34,966	$10,424

LOSS PER COMMON SHARE - basic and diluted	$0.059	$0.043	$0.097	$0.033

Weighted average number of common shares
outstanding (in thousands)	362,273	331,399	358,711	313,308

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	ThirdQuarter		NineMonths
	2004	2003	2004	2003
		(Restated)		(Restated)
DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY
REPORTED	$(196,228)	$(146,747)	$(182,812)	$(152,557)
CHANGE IN ACCOUNTING POLICY (NOTE 3)	-	(1,633)	-	321
DEFICIT, BEGINNING OF PERIOD, AS RESTATED	(196,228)	(148,380)	(182,812)	(152,236)
LOSS FOR THE PERIOD	(21,550)	(14,280)	(34,966)	(10,424)
DEFICIT, END OF PERIOD	$(217,778)	$(162,660)	$(217,778)	$(162,660)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	ThirdQuarter		NineMonths
	2004	2003	2004	2003
		(Restated)		(Restated)
OPERATING ACTIVITIES
Loss for the period	$(21,550)	$(14,280)	$(34,966)	$(10,424)
Non-cash charges (credits)
Depreciation and depletion	4,842	4,831	13,321	12,295
Amortization of deferred financing costs	1,044	427	2,051	1,280
Equity in losses of associated companies	52	46	232	53
Derivative instruments	26,983	14,473	7,166	(3,604)
Investment losses (gains)	1	105	(398)	99
Future income tax expense (recovery)	-	(2,623)	34	3,743
Stock-based compensation	763	157	3,795	1,959
Write-down of Yarnell mineral property	-	-	8,527	-
Other	2,627	2,088	2,292	1,953
Change in non-cash working capital	(1,126)	2,984	(3,727)	2,774
	13,636	8,208	(1,673)	10,128

FINANCING ACTIVITIES
Convertible loan, net of issue costs	(271)	-	66,603	-
Kupol bridge financing (Note 9)	38,000	-	38,000	-
Common shares issued, net of issue costs	1,265	55,403	9,277	55,677
Share subscription received	990	-	990	-
Julietta project loan repayment	(11,167)	(5,584)	(16,750)	(11,167)
Petrex loan repayments	-	(1,500)	(3,000)	(6,500)
Capital lease repayments	(230)	-	(230)	-
Other	(1,725)	(102)	(1,677)	(232)
	26,862	48,217	93,213	37,778

INVESTING ACTIVITIES
Julietta Mine	(954)	(105)	(1,484)	(826)
Julietta Mine exploration	(2,609)	(564)	(5,059)	(1,332)
Petrex Mines	(2,350)	(2,353)	(6,069)	(5,467)
Petrex Mines exploration	(497)	(6)	(1,476)	(203)
Refugio exploration and construction	(6,815)	(655)	(13,728)	(2,534)
Kupol exploration and development	(31,702)	(3,092)	(50,217)	(7,924)
Acquisition, exploration and development	(1,785)	(1,736)	(5,566)	(5,241)
Investment purchases	(3,059)	-	(3,059)	-
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	-	6,742
Sale of EAGC special warrants	-	-	-	16,935
Other	(769)	(141)	(1,176)	(368)
	(50,540)	(8,652)	(87,834)	(218)

Effect of exchange rate changes on cash
and cash equivalents	(158)	(244)	(26)	694

Increase (decrease) in cash and cash equivalents	(10,200)	47,529	3,680	48,382

Cash and cash equivalents, beginning of period	44,653	17,511	30,773	16,658

Cash and cash equivalents, end of period	$34,453	$65,040	$34,453	$65,040

Supplemental disclosure of cash flow information (Note 4)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)

Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)

Measurement uncertainty

The Company has invested a total of $141 million in its South African Mining Operations, including the Petrex Mine, intangible assets and goodwill. The Company has determined that using a long-term gold price assumption of $375 per ounce and long term rand exchange rates of 6.5 rand to 1 US dollar for 2005 and weakening steadily each year to 9 rand to the US dollar for 2009 and beyond, that there is no impairment of the Company's Petrex Mining Operations at this time. The Company has also determined that based on this and a future potential weakening of the rand, that there remains significant unexplored mining potential in its property holdings in South Africa and consequently that there is no impairment in value of the intangible assets or goodwill allocated to the Petrex operating unit.

These assessments may be impact by a decline in the realized gold price or by a significant strengthening of the rand. In the event that this occurs, the carrying values of the Company's Petrex Mining operations, intangibles and goodwill may be impaired necessitating a write-down in the statement of operations, and such a write-down could be material.

3)

Changes in accounting policies

Asset retirement obligations
As described in Note 2(i) to the 2003 audited consolidated financial statements, the Company has applied retroactive adoption of the new accounting standard CICA 3110 "Asset retirement obligations", effective January 1, 2003. The effect of this change on the balance sheet as at December 31, 2002 resulted in a $1.9 million increase to asset retirement obligations, a $2.2 million increase to property, plant and equipment and a decrease in deficit by $321,000. The effect of this change on earnings, net of taxes, for the three and nine months ended September 30, 2003 was a reduction of $378,000 and $529,000, respectively.

Stock-based compensation
Effective January 1, 2003, the Company also adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" as described in Note 2(iii) to the audited consolidated financial statements. The effect of this change on earnings for the three and nine months ended September 30, 2003 was a reduction of $157,000 and $1.96 million, respectively.

4)	Supplemental disclosure of cash flow information

	Third Quarter		Nine Months
	2004	2003	2004	2003

Non-cash investing and financing activities
Common shares issued upon acquisition of EAGC Ventures Corp.	$-	$-	$-	$62,271
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	-	-	-	11,132
Fair value of EAGC Ventures Corp. stock options exchanged	-	-	-	513
Common shares issued for other non-cash consideration	-	-	-	150
Subsidiary common shares issued for property payment	-	-	522	-
Refugio Mine equipment acquired under capital leases	945	-	5,747	-
Convertible notes issued to Endeavour Financial for milestone and
success fees relating to the acquisition of EAGC Ventures Corp.	-	-	-	2,480
Accounts payable and accrued liabilities relating to resource
property expenditures	(424)	-	1,668	-
Accrued interest capitalized to notes receivable from
associates	(11)	14	57	39
Reallocation of fair value of stock-based compensation to share
capital upon exercise of stock options	51	-	371	-
Interest paid	930	1,159	2,533	3,737
Current income taxes paid	176	577	1,014	695

In 2004, the Company's 50% owned joint venture in Chile signed capital lease agreements for $11.5 million (the Company's share - $5.75 million) of equipment that were delivered and accepted by September 30, 2004. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by the joint venture will approximate $31 million.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5)	Segmented information The Company's reportable operating segments are as follows:

	ThirdQuarter		NineMonths
	2004	2003	2004	2003
GOLD
Julietta Mine	$1,343	$(2,985)	$1,158	$(971)
Petrex Mines	3,915	4,751	17,281	8,748
Refugio Mine	2,086	235	3,733	781

EXPLORATION AND DEVELOPMENT	308	38	9,205	203

UNALLOCATED CORPORATE
General and administrative	1,629	1,923	6,898	5,688
Realized derivative (gains)	(14,393)	(1,614)	(15,965)	(2,190)
Unrealized derivative losses (gains)	25,478	13,686	6,747	(6,013)
Stock-based compensation	763	157	3,795	1,959
Other	421	(1,911)	2,114	2,219

LOSS FOR THE PERIOD	$21,550	$14,280	$34,966	$10,424

	ThirdQuarter		NineMonths
	2004	2003	2004	2003
GOLD
Julietta Mine	$8,505	$11,153	$25,282	$27,596
Petrex Mines	16,347	12,844	40,406	32,505

GOLD SALES FOR THE PERIOD	$24,852	$23,997	$65,688	$60,101

6)	$70 million convertible notes

On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes bear interest at 3.25% per annum payable on February 26 in each year with the first interest payment due on February 26, 2005. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share ("Conversion Price"). In addition, each note holder has the right to require the Company to redeeem the note on September 25, 2009 at a price equal to its principal amount together with interest accrued but unpaid to such date. The Company also has the right to redeem all outstanding Convertible Notes beginning February 26, 2007, if the closing share price of Bema common stock (for at least 10 days within 30 consecutive trading days prior to the notice of redemption) is at a 20% premium to the Conversion Price. A commission of 3.5% of the principal amount of the Convertible Notes was paid with respect to the financing.

The $70 million convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes. During the nine months ended September 30, 2004, interest and financing expense included approximately $2.6 million pertaining to the accretion of the debt.

In addition, the Company paid to Endeavour Financial Corporation ("Endeavour Financial") a financing fee of $525,000 (or 0.75% of the face value of the Convertible Notes) upon closing. A director of Endeavour Financial is also a director of the Company.

7)	Write-down o f Yarnell mineral property

On April 30, 2004, the Company entered into a letter agreement to sell to StrataGold Corporation ("StrataGold") its 100% interest in the Yarnell gold property in Arizona. The agreement was subject to satisfactory results of StrataGold due diligence, closing of a definitive sale and purchase agreement and regulatory approval. As a result, the carrying value of the Yarnell property was written down by $8.5 million to its estimated recoverable amount during the first quarter of 2004.

During the second quarter of 2004, StrataGold elected not to exercise its option to purchase the Yarnell property.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8)

Stock-based compensation

On April 13, 2004, the Company granted to directors and employees approximately 3.7 million share purchase options at market with an exercise price of Cdn.$4.07 per share. These options have a term of ten years and expire on April 12, 2014. One-half of these options vested immediately and the remainder will vest on April 12, 2005. The fair value of these options was estimated at approximately $3.4 million (or Cdn.$1.214 per option) of which $2.4 million was expensed in the first nine months of 2004 and the balance of $1 million will be charged to operations over the remaining vesting period. Also included in the 2004 stock-based compensation expense is approximately $1.4 million pertaining to the amortization of the fair value of options granted in 2003.

The fair value of the options granted in 2004 has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3% per annum
- Expected life of 2 years
- Expected volatility of 50%
- Dividend yield rate of nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

9)

Kupol project $60 million bridge facility

On July 21, 2004, a subsidiary of the Company signed an agreement with Bayerische Hypo-und Vereinsbank AG ("HVB") whereby HVB has provided a $60 million bridge loan facility to the Company for the continued development of the Kupol project located in north eastern Russia. The Company has guaranteed the facility, which matures 24 months from the signing of the agreement. However, the Company intends to repay the facility from a portion of the proceeds of the Kupol project construction financing, which is expected to be arranged in early 2005. During the third quarter of 2004, the Company drew down $38 million of the facility.

10)

Subsequent events

On November 12, 2004, the Company entered into a bought deal agreement with a syndicate of underwriters. The syndicate has purchased 27.4 million common shares of the Company at a price of Cdn.$3.65 per share for gross proceeds of Cdn.$100 million. The Company has also granted the underwriters an option, exercisable in whole or in part until 24 hours prior to closing of the offering, to purchase up to an additional 6.85 million common shares at Cdn.$3.65 per share for further gross proceeds of up to Cdn.$25 million. The offering is expected to close on or about November 17, 2004. The Company has agreed to pay the underwriters a commission equal to 5% of the gross proceeds of the offering.

On October 25, 2004, the Company announced the completion of a non-brokered flow through private placement. Bema has issued 1.25 million flow through shares at a price of Cdn.$4.00 per share for gross proceeds of Cdn.$5 million. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba.